Exhibit A

Aladdin Knowledge Systems Ltd.

Results of Annual General Meeting of Shareholders Held on December 21, 2006

The following resolutions were adopted at the meeting:

1.	To appoint Messrs. Jacob (Yanki) Margalit, Dany Margalit and David Assia as directors of the Company.

2.	To appoint Dr. Menahem Gutterman as an outside director of the Company for an additional three-year term.

3.	To approve the recommendation of the Company’s Audit Committee to re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the auditors of the Company and to authorize the Company’s Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services.

4.	To approve the compensation to the outside and non-employee directors of the Company and the grant of options to Dr. Menahem Gutterman (an outside director).

5.	To approve and ratify the engagement of the Company with Mr. Dany Margalit (a director of the Company) and compensation for advisory services provided by him to the Company.

6.	To approve and ratify the renewal of the Company’s directors and officers’ insurance policy and the amendment of the order of payments provided under the policy.